November 8, 2022

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Erin Donahue
Jennifer Angelini

Re:     HASBRO, INC.
Form 10-K for Fiscal Year Ended December 26, 2021
Response Dated October 21, 2022
File No. 001-06682
Dear Ms. Donahue and Ms. Angelini:
This letter is submitted on behalf of Hasbro, Inc. (“Hasbro” or the “Company”), in response to the comment provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in your letter dated November 1st, 2022.  We thank both of you and Mr. Ethan Horowitz for the additional call we had with you on November 1st, in which you further explained this comment.
For your convenience, we have set forth the original comment from your November 1st, 2022 letter in bold and italicized typeface to which we are responding.
Response Dated October 21, 2022
Risk Factors, page 28
1.Your response to prior comment one does not appear to explain the basis for the disclosure that you “devote significant resources and expenditures to help achieve” your sustainability goals. Accordingly, please revise your disclosure to define the meaning of “significant” in this context.
Company Response:
As we indicated in our prior July 15th, 2022 response letter to the SEC, in 2021, 2020 and 2019 we estimate we spent approximately $2M, $1.75M, and $1.5M, respectively, in pursuing our sustainability goals. We consider those amounts to be significant and they are consistent with how we have used that term historically in this context.
However, we understand your comment that without providing more clarity as to what we consider “significant” in this context, or how we define “significant”, an investor could interpret significant to mean an amount greater or less than what we actually spent. On our call with you we discussed ways to make this disclosure more precise in future filings. One potential approach to offering more detail is to disclose the actual dollar amount spent on pursuing our sustainability goals in a given year in the public filing, when we are referring to those initiatives. Another potential approach is to provide additional clarity as to how we define the term “significant” in this context, either in terms of dollar amounts or ranges, or in some other terms that help quantify the level of expenditures involved.

We agree with the staff that in our future public filings with the SEC, when we refer to efforts to achieve our sustainability goals, if we are providing color as to the magnitude of spending or other resource allocation on those initiatives, rather than referring to such expenditures as “significant”, we will provide additional color as to the level of spending involved, either through disclosure of the dollar amount spent, or by otherwise more precisely defining or sizing the adjectives we use to refer to those efforts.
If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,
/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer